U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K  [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR
FOR PERIOD ENDED:  MARCH 31, 1997


[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________________

         Read Attached Instruction Sheet Before Preparing Form. Please Print of Type.

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
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         Full Name of Registrant:  COMPSCRIPT, INC.
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         Former Name if Applicable
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                     1225 Broken Sound Parkway N.W., Suite A
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            Address of Principal Executive Office (Street and Number)

                            Boca Raton, Florida 33487
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                            City, State and Zip Code
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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306]

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K,
10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Amended In Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.)

        As a result of the Registrant's significant acquisition activity during the first quarter ended March 31, 1997, the Registrant has been unable to collect the necessary information to complete its financial statements for the three (3) months ended March 31, 1997.

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PART IV--OTHER INFORMATION
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         (1) Name and telephone number of person to contact in regard to this notification

          Brian A. Kahan                     561                 994-8585
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          (Name)                         (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940

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during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                COMPSCRIPT, INC,
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                       COMPSCRIPT, INC,


Date: May 14, 1997                     By: /s/ JOHN CHISTE
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                                           John Chiste, Chief Financial Officer


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                              Part IV - Question 3

     On April 26, 1996, CompScript, Inc. (formerly Capital Brands, Inc.) (the "Company" or "CompScript") acquired approximately 93% of the outstanding common stock of CompScript-Boca, Inc. (formerly CompScript, Inc.) ("CompScript-Boca"), a privately-held provider of pharmacy management services by merger of the Company into CompScript-Boca in exchange for insurance of 7,394,982 shares of the Company common stock. As a result of this transaction, CompScript-Boca shareholders became the owners of approximately 80% of the Company's then outstanding common stock and assumed 100% control of the Company's Board of Directors. Accordingly, the acquisition has been treated for financial reporting purposes as a reverse acquisition.

     As a result of the transaction previously discussed, CompScript filed a transition report for the three (3) months ended December 31, 1995, and filed its initial Form 10-QSB for the period ended June 30, 1996. Therefore, the financial statements relating to the corresponding period for the last fiscal year (March 31, 1996) were not required to be filed separately, but will be included for comparative purposes in the Company's Form 10-QSB for the three
(3) months ended March 31, 1997.

     For the three (3) months ended March 31, 1997, the Company anticipates reporting revenues of approximately $11.5 million and a net loss of $1.6 million compared to revenues of approximately $10.4 million and a net loss of $70,000. The increase in revenues is primarily attributable to growth of its existing and acquired businesses. The significant variation in net loss between 1997 and 1996 is primarily related to acquisition costs recorded in the 1997 period of $921,905, and a one-time reserve against a note receivable of $800,000. Exclusive of these two (2) events, the operating results were comparable.

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